SEC FILE NUMBER
0-15867

CUSIP NUMBER
127387108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 27, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Cadence Design Systems, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

2655 Seely Avenue, Building 5

Address of Principal Executive Office (Street and Number)
San Jose, California 95134

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Cadence Design Systems, Inc. (“Cadence”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 (the “Form 10-Q”) within the prescribed time period because Cadence could not complete the preparation of the required information without unreasonable effort and expense.
     The delay in the filing of the Form 10-Q is related to the investigation being conducted by the audit committee and disclosed in Cadence’s Current Report on Form 8-K dated October 27, 2008.
     Cadence is delaying the filing of the Form 10-Q until the investigation is completed. Cadence will file the Form 10-Q as soon as practicable.
     The statements contained in this filing regarding the timing of the filing of the Form 10-Q, the expected financial results of operations of the third quarter of 2008 and the previously-announced investigation include forward-looking statements based on current expectations or beliefs, as well as a number of preliminary assumptions about future events that are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of risks, uncertainties and other factors, many of which are outside Cadence’s control, including but not limited to: (i) Cadence’s ability to compete successfully in the electronic design automation product and the commercial electronic design and methodology services industries; (ii) Cadence’s ability to successfully complete and realize the expected benefits of the previously-announced restructuring without significant unexpected costs or delays; (iii) the mix of products and services sold and the timing of significant orders for its products, and its shift to a ratable license structure may result in changes in the mix of license types; (iv) change in customer demands, including the possibility that the previously-announced restructuring and management changes could result in delays in customers’ purchases of products and services; (v) economic and industry conditions in regions in which Cadence does business; (vi) fluctuations in rates of exchange between the U.S. dollar and the currencies of other countries in which Cadence does business; (vii) capital expenditure requirements; legislative or regulatory requirements; interest rates and Cadence’s ability to access capital and debt markets; (viii) the acquisition of other companies or technologies or the failure to successfully integrate and operate these companies or technologies Cadence acquires; (ix) the effects of the previously-announced restructuring and management changes on Cadence’s business, including its strategic and customer relationships, ability to retain key employees and stock prices; (x) the outcome of the previously-announced investigation being conducted by the audit committee; (xi) the effects of any litigation or other proceedings to which Cadence is or may become a party; and (xii) the effect of any goodwill impairment analyses Cadence may perform in the future.
     For a detailed discussion of these and other cautionary statements, please refer to Cadence’s filings with the Securities and Exchange Commission, including Cadence’s Annual Report on Form 10-K for the year ended December 29, 2007 and the risk factors section in Cadence’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

James J. Cowie	408	943-1234

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of? ☒ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Cadence expects to report third quarter 2008 revenue of approximately $235 million to $245 million, compared to revenue of $400.9 million reported for the same period in 2007. Cadence expects to recognize a GAAP net loss of approximately ($0.67) to ($0.65) per share on a diluted basis in the third quarter of 2008, compared to a GAAP net income of $0.24 per share on a diluted basis in the same period in 2007. The anticipated GAAP net loss per share on a diluted basis is greater than Cadence previously estimated principally because the anticipated number now takes into account the third quarter restructuring charges for Cadence’s recently announced restructuring and an increased provision for income tax based on Cadence’s repatriation of previously untaxed earnings from foreign subsidiaries. The anticipated results for the third quarter of 2008 as reported in this notification do not include the impact of changes to Cadence’s financial statements that may arise from the previously-announced investigation being conducted by the audit committee.
Cadence Design Systems, Inc.

(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 7, 2008	By /s/ James J. Cowie

James J. Cowie Senior Vice President, General Counsel and Secretary